

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Sean P. Nolan
Chief Executive Officer
Taysha Gene Therapies, Inc.
3000 Pegasus Park Drive, Suite 1430
Dallas, Texas 75247

      Re: Taysha Gene Therapies, Inc.
          Registration Statement on Form S-3
          Filed April 5, 2023
          File No. 333-271144

Dear Sean P. Nolan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Madison A. Jones